24-10084 ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Qualification Amendment No. 1 to

FORM 1-A/A

SEC MAIL PROCESSING SECTION RECEIVED JUL 16 2004 WASH. D.C. 155

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

04034420

Country Bank Holding Company, Inc.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

200 East 42nd Street, ninth floor, New York, New York 10017
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Mr. William Burke, President
200 East 42nd Street, ninth floor
New York, New York 10017
(212) 818-9090
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jay L. Hack, Esq.
Gallet Dreyer & Berkey, LLP
845 Third Avenue
New York, New York 10022

PROCESSED
JUL 19 2004
THOMSON FINANCIAL
B

6022	65-1206631
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The sole purpose of this post-qualification amendment is to add the State of Florida to the list of jurisdictions where the securities are to be offered.

PART I — NOTIFICATION

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The list of jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen, as set forth in the Offering Statement on Form 1-A as qualified on June 24, 2004 is amended to read as follows:

Jurisdictions: New York, Connecticut, the District of Columbia, Florida, Kentucky, New Hampshire, New Jersey, New Mexico, North Carolina, South Carolina and Virginia.

PART II – OFFERING CIRCULAR

The Offering Circular remains unchanged from the Offering Circular included in the Form 1-A qualified on June 24, 2004.

SIGNATURES

The issuer has duly caused this post-qualification amendment No. 1 to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 14, 2004.

County Bank Holding Company, Inc.

By: William J. Burke,
President and Chief Executive Officer

William J. Burke, Director,
President and Chief Executive Officer

Mario Pastorino, Chief Financial Officer

William J. Burke, as attorney for Joseph M. Murphy, Joseph M. Murphy, Jr., JoAnn M Murphy, Paul Fornaby, Judith A. Aydelott, Vincent J. Dougherty, John G. Flynn, Patricia M. MacGillivray, Regina C. Morini, Carolyn T. Murphy, Mary J. Murphy, and Richard C. Petriccione, directors, pursuant to power of attorney included in the original filing on Form 1-A as part of the signature section thereof.